**SUBSCRIPTION AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER TRANSFER RESTRICTIONS EXPIRE.

THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK OF HOLDING THE SECURITIES FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

TO: Nico Ventures, CF SPV, LLC

      c/o Nico Ventures, Inc., its Manager

      1631 SW Pineland Way

      Palm City, FL 34990

      Attn. Sam Anthony

Ladies and Gentlemen:

The undersigned (the "Subscriber") acknowledges and understands that Nico Ventures CF SPV, LLC, a Delaware limited liability company (the "Crowdfunding Issuer"), is serving as a "crowdfunding vehicle," as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, to purchase shares of common stock, par value $0.001 per share ("Common Stock"), of Nico Ventures, Inc., a Delaware corporation (the "Company"). The Crowdfunding Issuer is offering up to $365,720.00 of its membership interests which are referred to as CF Units, at a price of $2.00 per CF Unit (the "Purchase Price") in a Regulation Crowdfunding offering (the "Offering"). The Crowdfunding Issuer will use the proceeds it receives from the sale of CF Units to purchase a corresponding number of shares of Common Stock. Each CF Unit corresponds to one share of Common Stock in the Company and the Company and the Crowdfunding Issuer will maintain a one-to-one ratio between outstanding CF Units and outstanding shares of Common Stock at all times. The rights and obligations of the CF Units are set forth in the Limited Liability Company Operating Agreement of the Crowdfunding Issuer (the "Limited Liability Company Agreement") and the rights and obligations of the Common Stock are set forth in the Certificate of Incorporation and Bylaws of the Company.

We may refer to the CF Units and the Common Stock throughout this Subscription Agreement individually or collectively as the "Securities."

The Offering has a minimum offering target of $2,000 (the "Target Amount") and a maximum offering target of $365,720.00 (the "Maximum Offering Amount"). The Company must receive subscriptions for investments in the Securities equal to at least the Target Amount by October 31, 2026 (the "Target Date"), the end date of the Offering. Unless the Company raises at least the Target Amount by October 31, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned to subscribers. Once the Offering reaches the Target Amount, the Crowdfunding Issuer may elect at any time to close all or any portion of this Offering, on various dates at or prior to the Target Date, up to the Maximum Offering Amount.

Subscribers who commit to purchase $2,000 of Securities are deemed to be "Major Investors," which entitles them elect whether to invest directly in the Company by purchasing Common Stock of, and becoming a stockholder in, the Company, thereby appearing directly on the Company's stock register, or to invest in the CF Units and become a member of the Crowdfunding Issuer.

This Offering is being made subject to the Form C jointly filed by the Crowdfunding Issuer and the Company with the SEC (the "Form C"), the Limited Liability Company Agreement and the governing documents of the Company, and the other offering materials made available to Subscriber on the portal maintained by the Intermediary, as defined below (collectively, the "Offering Materials"), each as may be amended.

This Offering is being made through PicMii Crowdfunding, LLC d/b/a Highlander Crowdfunding (the "Intermediary"). The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal to 4.9% of the gross proceeds received by the SPV from the sale of the Securities in the offering plus the sum of $2,500 as a listing fee.

This Subscription Agreement (this "Subscription Agreement") serves as the Subscriber's agreement to purchase Securities in the amount set forth on the Signature Page hereto, to be issued by the Crowdfunding Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Materials for the sale of the Securities, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Materials.

Subscriber understands that if Subscriber wishes to purchase Securities, it must complete this Subscription Agreement and submit the applicable Subscription Price in accordance with the instructions set forth in the Offering Materials and on the deal page for this Offering maintained by PicMii Crowdfunding, LLC d/b/a Highlander Crowdfunding, the Intermediary for the Offering (the "Intermediary").

In order to induce the Company to accept this Subscription Agreement for Securities and as further consideration for such acceptance, Subscriber hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties, with the full knowledge that the Issuers and their affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

1.   Subscription.

(a)   Subscriber hereby subscribes for and agrees to purchase the number of Securities for the total price set forth on the signature page hereof (the "Total Purchase Price") upon the terms and conditions set forth herein (the "Subscription").

(b)   Subscriber acknowledges and understands that this Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company or the Intermediary at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(c)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(d)   The Company reserves the right in its sole discretion and for any reason whatsoever to modify, amend and/or withdraw all or a portion of the Offering and/or accept or reject in whole or in part any prospective investment in the Securities or to allot to any prospective investor less than the amount of Securities such subscriber desires to purchase.

2.   Joinder to Limited Liability Company Agreement. By executing this Subscription Agreement, Subscriber shall become a party to and shall be bound by the terms of the Limited Liability Company Agreement of the Company as a member holding the securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by Luminate Bank (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company and the Intermediary prior to the applicable Closing Date, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing Date, the Escrow Facilitator shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by the undersigned reflected on the books and records of the Crowdfunding Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Closing of the Offering. The closing of the purchase and sale of the Securities shall take place at 5 p.m. Eastern Time on the Target Date or at such earlier time as set by Issuers (the "Initial Closing"), subject to the following conditions:

(a)   The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Amount.

(b)   The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

(c)   The Offering may not close for any individual subscriber until such subscriber's identity is verified and approved by the Issuers and the Intermediary, and a subscriber's funds have cleared the escrow account.

(d)   If the Issuers set a Closing earlier than the Target Date, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Subscription Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing.

(e)   After reaching the Target Amount, the Issuers may conduct "rolling closings," where proceeds received from subscriptions for Securities will be delivered to the Company as received. The Company and the Intermediary will provide subscribers with a five-day notice prior to a rolling close, and subscribers will have until 48 hours prior to a rolling closing date to cancel a subscription.

5.   Representations and Warranties of the Company and Crowdfunding Issuer.

The Company and Crowdfunding Issuer, jointly and severally, represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of the closing of Subscriber's offer to purchase Securities made hereby, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Crowdfunding Issuer is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its respective properties and assets, and to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company and the Crowdfunding Issuer to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary limited liability company action on the part of the Crowdfunding Issuer, and the issuance, sale and delivery of Common Stock by the Company by the have been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued of the Crowdfunding Issuer or the Company, as the case may be.

(d)   Authority for Agreement. The execution and delivery by the Company and the Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company and by all necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company and the Crowdfunding Issuer, enforceable against the Company and the Crowdfunding Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company or the Crowdfunding Issuer in connection with the execution, delivery and performance by the Company or Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company and the Crowdfunding Issuer to perform their respective obligations hereunder.

(f)   Financial Statements. Complete copies of the Company's and its subsidiaries' financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the Intermediary portal. The Financial Statements are based on the books and records of the Company and its subsidiaries (if any) and fairly present the financial condition of the Company and its subsidiaries (if any) as of the respective dates they were prepared and the results of the operations and cash flows of the Company and its subsidiaries (if any) for the periods indicated. The auditing firm, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Crowdfunding Issuer shall use the proceeds from the issuance and sale of the CF Units solely to purchase Common Stock. The Company shall use the net proceeds from the issuance and sale of Common Stock as described in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's respective knowledge, currently threatened in writing (i) against the Company or Crowdfunding Issuer or (ii) against any officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her employment or relationship with the Company or the Crowdfunding Issuer or that could otherwise materially impact the Company or Crowdfunding Issuer.

6.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber represents and warrants to the Issuers and the Intermediary as follows, which such representations and warranties shall be accurate and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable laws to execute and deliver this Subscription Agreement, the Limited Liability Company Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Purchased Securities. Subscriber understands that the Subscriber is investing into the Crowdfunding Issuer, which will serve as a "crowdfunding vehicle" for an investment by the Crowdfunding Issuer in the Company's Common Stock. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Company.

(c)   Status of Undersigned; Further Information.

(i)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities, and it is authorized to invest in the Securities.

(ii)   Within five days after receipt of a request from the Issuers, Subscriber agrees to provide such information with respect to its financial status so as to allow the Issuers to confirm such financial status and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Issuers are or may become subject.

(d)   Investment Representations. Subscriber is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(e)   Information Concerning the Company.

(i)   Subscriber has received a copy of and carefully reviewed the Offering Materials. Subscriber has not been furnished any offering literature other than the Offering Materials, and the undersigned has relied only on the information contained therein.

(ii)   Subscriber acknowledges and understands that the Issuers are subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials.

(iii)   Subscriber has had an opportunity to discuss the Issuers' business, management and financial affairs with management of the Issuers. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuers and their management regarding the terms and conditions of this investment.

(iv)   Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Materials and in this Subscription Agreement. Subscriber represents that it is able to bear any loss associated with an investment in the Securities.

(v)   Subscriber confirms that it is not relying on any communication (written or oral) of the Issuers, the Intermediary or any of their respective affiliates, as investment or tax advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Materials or otherwise by the Issuers or any of their respective affiliates shall not be considered investment or tax advice or a recommendation to purchase the Securities, and that neither the Issuers nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. Subscriber acknowledges that neither the Issuers nor any of their respective affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority to invest in the Securities.

(vi)   Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Materials. Subscriber has had access to such information concerning the Issuers and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(vii)   Subscriber confirms that the Issuers have not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Issuers and Subscriber has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

(viii)   Subscriber understands that, unless the undersigned notifies the Company in writing to the contrary at or before an applicable Closing Date relating to Subscriber's Securities, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(ix)   Subscriber acknowledges that the Issuers have the right in their sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return the previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(x)   Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   Investment Limits. Subscriber represents that either:

(i)   If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii)   If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii)   If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(g)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Crowdfunding Issuer, and indirectly in the Company, involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(h)   Resales.

(i)   Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement (the "Restricted Period"), it shall not transfer such Securities except:

        (A)   To the Crowdfunding Issuer or the Company;

        (B)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

        (C)   As part of an offering registered under the Securities Act with the SEC; or

        (D)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

In order for any transfer of Securities hereunder during the Restricted Period to be effective, the transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed transferee shall acknowledge, agree to, and be bound by the covenants and agreements of Subscriber as set forth herein.

(ii)   After the expiration of one year from date of issuance of the Securities, the purchaser may sell the Securities without restriction under federal securities laws, however, state securities laws may apply.

(i)   Joinder to Limited Liability Company Agreement. By executing this Subscription Agreement, Subscriber agrees that Subscriber shall become a party to the Limited Liability Company Agreement if Subscriber's subscription is accepted by the Issuers and the Intermediary.

(j)   Valuation. Subscriber acknowledges that the price of the Securities has been arbitrarily determined and does not necessarily bear any relationship to the Issuers' asset value, net worth or other established criteria of value and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Issuers may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(k)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(l)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

7.   <u>Indemnity</u>. The representations, warranties and covenants made by Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Issuers and the Intermediary and their respective officers, directors and affiliates, and each other person, if any, who controls the Issuers or the Intermediary within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

8.   <u>Governing Law; Jurisdiction; Waiver of Jury Trial</u>.

(a)   This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

(b)   EACH OF SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF FLORIDA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

(c)   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, on the date of such delivery to the address of the respective parties, as follows:

If to the Company, to: Nico Ventures, Inc.

1631 SW Pineland Way

Palm City, FL 34990

Attn. Sam Anthony

Email: yournews11@gmail.com

If to the Crowdfunding Issuer, to: Nico Ventures, CF SPV, LLC

c/o Nico Ventures, Inc., its Manager

If to Subscriber, to: Subscriber's address as shown on the signature page hereto

or

to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

10.   <u>Miscellaneous</u>.

(a)   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(b)   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

(c)   Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(d)   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

(e)   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

(f)   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

(g)   Notification of Changes. The undersigned hereby covenants and agrees to notify the Issuers upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(h)   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(i)   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party, and any attempted assignment without such prior written consent shall be void.

(j)   No Waiver. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

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